SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2024

Commission file number: 001-32749

FRESENIUS MEDICAL CARE AG

(Translation of registrant's name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On May 7, 2024, Fresenius Medical Care AG (the “Company”) issued a Press Release announcing its first quarter results for the period ending March 31, 2024. A copy of the Press Release is furnished as Exhibit 99.1 and the corresponding financial figures as Exhibit 99.2.

The attached Press Release contains non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position, or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles. To supplement our first quarter 2024 consolidated financial results presented in accordance with International Financial Reporting Standards, or IFRS, we have used non-GAAP financial measures, including (a) EBITDA, or operating income excluding interest, taxes, depreciation and amortization, (b) free cash flow, (c) net leverage ratio (ratio of net debt to adjusted EBITDA) and (d) results presented in constant currency and as adjusted for special items identified in the Press Release and associated tables. These non-GAAP measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. In addition, because we have historically reported certain non-GAAP financial measures in our financial results, we believe the inclusion of these non-IFRS financial measures provides consistency and comparability in our financial reporting to prior periods for which these non-GAAP financial measures were previously reported. These non-GAAP financial measures should not be used as a substitute for or be considered superior to GAAP financial measures. Reconciliation of the non-GAAP financial measures to the most comparable IFRS financial measures are included in the attached Financial Statements. As the reconciliation of amounts stated in Constant Currency is inherent in the disclosure included in the Press Release, we believe that a separate reconciliation would not provide any additional benefit.

The Exhibits attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1	Press release issued on May 7, 2024.

Exhibit 99.2	Complete overview of the first quarter 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 7, 2024

Fresenius Medical Care AG

By:	/s/ Helen Giza
Name:	Helen Giza
Title:	Chief Executive Officer and Chair of the Management Board

By:	/s/ Martin Fischer
Name:	Martin Fischer
Title:	Chief Financial Officer and member of the Management Board